Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHOTOMEDEX, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Class of Securities)

719358202
(CUSIP Number)

Paul J. Denby
179 Milford Circle
Mooresville, NC  28117
(704) 662-3549

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13-d1(e), 240.13d1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.  719358202*

1	NAMES OF REPORTING PERSON: Paul J. Denby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 795,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 795,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 795,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.0%
14	TYPE OF REPORTING PERSON: IN

* Former CUSIP No. was 719358103, new CUSIP No. reflects the 1 for 7 Reverse Split done on January 26, 2009.

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Item 1 Security and Issuer

This statement relates to the common stock, $0.01 par value (the “Stock”), of PhotoMedex, Inc. (the “Company”).  The principal executive offices of the Company are located at 147 Keystone Drive, Montgomeryville, PA 18936.

Item 2 Identity and Background

This statement is being filed by Paul J. Denby, a citizen of the United States of America (“Denby”).  Denby’s principal business of personal investments is conducted from his principal business office at 179 Milford Circle, Mooresville, NC 28117.

Denby has not been a party to any criminal proceeding in the past five years, nor has Denby been in involved in any civil proceeding regarding violations of federal or state securities laws during the past five years.

Item 3 Source and Amount of Funds or Other Consideration

        Since October 13, 2006, Denby has used personal funds to purchase an aggregate of 795,000 shares of the Company's Common Stock (the "Shares") for an aggregate price of $1,412,251 in open-market transactions on Nasdaq, except for the purchase of 385,000 Shares on October 22, 2009, which was in a private placement of Shares issued to Denby by the Company.

Item 4 Purpose of Transaction

Denby acquired the Shares as an investment in the Company.  With a view to preserving value in his previous stake of 410,000 shares, Denby provided liquidity to the Company in exchange for 385,000 shares at $0.65 per share in a private placement of shares issued by the Company.

Denby has rendered, and is prepared to continue to render, business counsel to the Company, particularly with respect to the Company’s skincare products – an area in which Denby has extensive experience.  Denby supports the plans of the incumbent directors and management of the Company to redirect and refocus the Company’s goals and efforts.  He is amenable to joining the Board of Directors, if the incumbent directors so desire.

Denby has committed to a further investment of $149,500 for 230,000 additional shares in the Company.

Item 5 Interest in Securities of the Issuer

(a)	Denby owns 795,000 Shares, which represent 6.0% of the issued and outstanding Shares.
(b)	Denby possesses the sole power to vote and dispose of the Shares described in Item 5(a) herein.
(c)
During the past sixty days, beginning August 23, 2009, through October 22, 2009, Denby, through a revocable trust established for himself, has effected only one transaction in the Company’s Stock; namely the transaction for 385,000 Shares which was effected in a private placement on October 22, 2009.

Date of Transaction	Shares	Price Per Share

10/22/09	385,000	$0.65

(d)	No person is known to have the right to receive, or the powers to direct the receipt of, dividends from, or the proceeds from the sale of, Shares.
(e)	Not applicable.

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Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements or understandingsbetween Denby and the Company or between Denby and any other person, except for a Securities Purchase Agreement, dated October 22, 2009, between Denby and the Company, whereunder Denby acquired 385,000 Shares of the Company in a private placement.

Item 7 Exhibits

99.1  Securities Purchase Agreement dated October 22, 2009 between PhotoMedex, Inc. and the Paul Denby Revocable Trust.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 30th day of October, 2009

/s/ Paul J. Denby
Paul J. Denby